Exhibit 99.1

Xueda Education Group Announces Second Quarter 2011 Financial Results

Net Revenue Increased by 52.6% Year-Over-Year

Net Income Increased by 80.2% Year-Over-Year

Total Students Served Increased by 50.7% Year-Over-Year

BEIJING, August 17, 2011 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the second quarter of 2011.

Second Quarter 2011 Highlights

•                  Total net revenue for the second quarter 2011 increased by 52.6% year-over-year to $71.6 million from $47.0 million for the second quarter of 2010.

•                  Gross profit for the second quarter 2011 increased by 46.4% year-over-year to $29.0 million from $19.8 million for the second quarter of 2010.

•                  Income from operations for the second quarter of 2011 increased by 75.7% year-over-year to $15.6 million from $8.9 million for the second quarter of 2010.

•                  Net income for the second quarter of 2011 increased by 80.2% year-over-year to $15.1 million from $8.4 million for the second quarter of 2010.

•                  Total number of learning centers increased to 256, covering 61 cities, as of the end of the second quarter of 2011, up from 218 learning centers covering 54 cities as of the end of the previous quarter.  As of the end of the second quarter of 2010, total number of learning centers was 157, covering 44 cities.

•                  Course hours delivered in the second quarter of 2011 increased by 38.1% year-over-year to 2.9 million hours from 2.1 million hours for the second quarter of 2010.

•                  Total number of students served in the second quarter of 2011 increased by 50.7% year-over-year to approximately 66,340 students from approximately 44,020 students for the second quarter of 2010.

•                  Average hourly course fee in the second quarter of 2011 increased by 10.9% year-over-year to $26.2 from $23.6 in the second quarter of 2010.

Commenting on the results, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “We are very gratified by the results of the second quarter.  Our business model is returning strong results while at the same time delivering a superior educational experience to our students. A survey of thousands of our students who took the college entrance exams this year indicates that 95% of students surveyed were admitted to universities and colleges in China, and with such success it is no wonder that Xueda was selected to act as the organizer of the 2011 International Conference on Personalized Education that was held last week in Beijing.  We have established Xueda as the premier provider of personalized education in China, and we intend to continue to grow through expansion of our learning center network, new offerings to students and developing our online presence.  We think the future is very bright for our company.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “In the second quarter of 2011, we continued to see strong trends in revenue, profits and cash collection.  We once again balanced growth with good management controls, resulting in higher operating leverage and profitability.  This quarter further demonstrates that as more of our learning centers reach their growth phase, operating leverage expands considerably. During the quarter, construction was underway for 48 learning centers, 38 of which opened in the quarter.  Along with our rapid expansion, our students continue to achieve greater success, and correspondingly, our refund rate decreased by 19% from the same period a year ago.  Reflecting our strong performance in the first half of 2011, we are comfortable with our outlook for the remainder of the year.”

Second Quarter 2011 Financial and Operating Results

Total net revenue in the second quarter of 2011 increased by 52.6% year-over-year to $71.6 million from $47.0 million in the second quarter of 2010. $16.1 million, or 65.2%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $8.5 million, or 34.8%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the second quarter of 2011.

Cost of revenue in the second quarter of 2011 increased by 57.1% year-over-year to $42.7 million from $27.2 million in the second quarter of 2010. This increase was primarily due to the increase in teaching staff cost and rental cost as the result of increased course hours delivered, as well as more new learning centers opened compared with a year ago. Cost of revenue as a percentage of net revenue in the second quarter of 2011 increased to 59.6% from 57.9% in the second quarter of 2010.

Gross profit in the second quarter of 2011 increased by 46.4% year-over-year to $29.0 million from $19.8 million in the second quarter of 2010. The increases in gross profit were primarily a result of a significant number of learning centers maturing, resulting in enhanced utilization of the Company’s facilities and teaching staff.  Gross margin in the second quarter of 2011 decreased to 40.4% from 42.1% in the second quarter of 2010.  In the second quarter of 2011, the Company opened 38 new learning centers, while in the same period of 2010, the Company only opened 16 new learning centers.  On a sequential basis, gross margin increased noticeably from 33.9% in the first quarter of 2011.

Total operating expenses in the second quarter of 2011 increased by 23.7% year-over-year to $13.5 million from $10.9 million in the second quarter of 2010.

General and administrative expenses in the second quarter of 2011 increased by 4.2% year-over-year to $7.9 million from $7.6 million in the second quarter of 2010. The increase was primarily due to higher professional fees and expanded staff to support the Company’s expanded operations.

Selling and marketing expenses in the second quarter of 2011 increased by 68.2% year-over-year to $5.6 million from $3.3 million for the second quarter of 2010. This increase was primarily attributable to the increase in expenses relating to advertising, marketing and brand promotion activities and the expansion of the Company’s marketing team and the related office expenses.

Income from operations in the second quarter of 2011 increased by 75.7% year-over-year to $15.6 million, from $8.9 million for the second quarter of 2010.

Income tax expense in the second quarter of 2011 increased by 144.9% year-over-year to $1.6 million from $0.6 million in the second quarter of 2010, as our effective tax rate increased to 9.4% in the second quarter of 2011 from 7.1% for the second quarter of 2010.

Net income for the second quarter of 2011 increased by 80.2% year-over-year to $15.1 million from $8.4 million in the second quarter of 2010.

Non-GAAP(1) net income for the second quarter of 2011 increased by 84.7% year-over-year to $16.6 million, compared to non-GAAP net income of $9.0 million for the second quarter of 2010.

Basic net income per ADS in the second quarter of 2011 was $0.22 compared to basic net income per ADS of $0.16 for the second quarter of 2010.  Non-GAAP basic net income per ADS in the second quarter of 2011 was $0.24, compared to non-GAAP net income per ADS of $0.18 for the second quarter of 2010.

(1)         All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Diluted net income per ADS in the second quarter of 2011 was $0.21, compared to diluted net income per ADS of $0.16 for the second quarter of 2010.  Non-GAAP diluted net income per ADS in the second quarter of 2011 was $0.23, compared to non-GAAP diluted net income per ADS of $0.18 for the second quarter of 2010. Each ADS represents two ordinary shares of the Company.

As of June 30, 2011, the Company had cash and cash equivalents and restricted cash plus term deposits totaling $202.5 million.  The cash and cash equivalent and restricted cash plus term deposits are under highly centralized management, in which, $188.0 million, or 93%, are held by the headquarter and the remaining $14.5 million, or 7%, are held by subsidiaries. Moreover, $6.2 million, or 3%, are held in U.S dollars and the remaining $196.3 million, or 97%, are held in RMB.

As of June 30, 2011, deferred revenues decreased to $72.9 million as of June 30, 2011 compared to $86.2 million as of December 31, 2010, as the second quarter is seasonally our peak quarter for course hours delivery and hence peak revenue conversion.

Business Outlook

The Company currently expects its net revenue for the third quarter of 2011 to be in the estimated range of $50 million to $52 million, an increase of approximately 28.2% to 33.3% from the same quarter of the previous year.

The Company reaffirms that it expects its net revenue for the full year of 2011 to be in the estimated range of $222 million to $235 million, an increase of approximately 44.2% to 52.5% compared to the full year of 2010.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP.  For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

The Company will hold a conference call at 8:00 am, Eastern Daylight Time, on August 17, 2011, which is 8:00 pm, Beijing time on August 17, 2011, to discuss the second quarter 2011 financial results and answer questions from investors. A webcast of the call will be available at http://ir.xueda.com.  Listeners may access the call by dialing:

US Toll Free:	1-866-510-0705
US Toll/International:	1-617-597-5363
Hong Kong Toll Free:	800-963-844
Hong Kong Toll:	852-3002-1672

South China Toll Free (China Telecom):	10-800-130-0399
North China Toll Free (China Telecom):	10-800-152-1490
South China Toll Free (China Netcom):	10-800-852-1490
China Toll:	86-400-881-1629
Passcode:	73919393

A replay of the webcast will be accessible through August 24, 2011 on http://ir.xueda.com or by dialing:

United States toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	14166010

About Xueda Education Group

Xueda Education Group (“Xueda”) is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered. Since opening its second learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 256 learning centers and over 11,100 full-time service professionals, serving customers located in 61 economically developed cities across 28 of China’s 31 provinces and municipalities.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group

Jeffery Gao, CFO

Tel: +86-10-6427-8899 ext 6678

Email: jefferygao@21edu.com

Three Part Advisors

John Palizza

Tel: +1-888-550-8392

Email: jpalizza@threepa.com

Xueda Education Group

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)

	As of
	June 30, 2011	December 31, 2010
	(unaudited)
Current assets:
Cash and cash equivalents	194,156	211,370
Restricted cash	653	—
Term deposit	7,736	21,212
Loan to third party	30,943	—
Prepaid expenses and other current assets	16,211	8,398
Amounts due from related parties	42	41
Deferred tax assets-current	2,539	1,889
Total current assets	252,280	242,910
Property and equipment, net	22,982	15,775
Deferred tax assets-noncurrent	1,408	659
Rental deposits	3,197	2,391
Goodwill	840	823
Other non-current assets	601	624
Total assets	281,308	263,182

Liabilities and shareholders’ equity
Current liabilities:
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $471 and $nil as of June 30, 2011 and December 31, 2010, respectively)	842	—
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Company of $56,123 and $61,161 as of June 30, 2011 and December 31, 2010, respectively)	56,123	61,161
Accrued expenses and other current liabilities (including accrued expense and other current liabilities of the consolidated VIE without recourse to the Company of $12,489 and $10,184 as of June 30, 2011 and December 31, 2010, respectively)	14,190	11,815
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $4,301 and $2,120 as of June 30, 2011 and December 31, 2010, respectively)	4,301	2,120
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $2,521 and $1,473 as of June 30, 2011 and December 31, 2010, respectively)	3,957	2,374
Total current liabilities	79,413	77,470
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2011 and December 31, 2010, respectively)	1,103	—
Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Company of $16,764 and $25,020 as of June 30, 2011 and December 31, 2010, respectively)	16,764	25,020
Total liabilities	97,280	102,490

Shareholders’ equity:
Ordinary shares	14	14
Additional paid in capital	175,896	173,616
Subscription receivable	(154)	(155)
Statutory reserves	606	523
Accumulated earnings (deficits)	8,624	(12,296)
Accumulated other comprehensive loss	(958)	(1,010)
Total shareholders’ equity	184,028	160,692

Total liabilities and shareholders’ equity	281,308	263,182

Xueda Education Group

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of shares and per share data)

(unaudited)

	Three Months Ended June 30
	2011	2010
Net revenues	71,645	46,959
Cost of revenues	(42,672)	(27,170)

Gross profit	28,973	19,789
Operating expenses:
General and administrative	(7,932)	(7,609)
Selling and marketing	(5,576)	(3,315)

Total operating expenses	(13,508)	(10,924)
Government subsidies	156	26

Income from operations	15,621	8,891
Interest income	1,070	143

Income before income tax expenses	16,691	9,034

Income tax expense	(1,572)	(642)

Net Income	15,119	8,392

Change in redemption value of Series A1 convertible redeemable preferred shares	—	(104)

Change in redemption value of Series A2 convertible redeemable preferred shares	—	(40)

Net income attributable to Xueda Education Group shareholders	15,119	8,248

Net income per ADS:
Net income attributable to Xueda Education Group shareholders
Basic	0.22	0.16
Diluted	0.21	0.16

Weighted average ADS numbers used in calculating net income per ADS
Basic	69,204,573	34,981,400
Diluted	71,963,844	34,981,400

	Three Months Ended June 30,
	2011	2010
	USD	USD
Share-based compensation expense included in:
Cost of revenues	3	1
Selling and marketing expenses	4	2
General and administrative expenses	1,483	599
Total*	1,490	602

*                 The increase of share-based compensation expense was primarily attributable to the nonvested shares granted and changes in estimated forfeiture rate.

Xueda Education Group

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(in thousands of $)

	Three Months Ended June 30,
	2011	2010
	USD	USD
Cost of revenues	(42,672)	(27,170)
Share-based compensation expense in cost of revenue	3	1
Non-GAAP cost of revenues	(42,669)	(27,169)

General and administrative expenses	(7,932)	(7,609)
Share-based compensation expense in general and administrative expenses	1,483	599
Non-GAAP general and administrative expenses	(6,449)	(7,010)

Selling and marketing	(5,576)	(3,315)
Share-based compensation expense in selling and marketing	4	2
Non-GAAP selling and marketing expenses	(5,572)	(3,313)

Total cost of revenues and operating expenses	(56,180)	(38,094)
Share-based compensation expenses	1,490	602
Non-GAAP cost of revenues and operating expenses	(54,690)	(37,492)

Gross profit	28,973	19,789
Share-based compensation expenses	3	1
Non-GAAP gross profit	28,976	19,790

Income from operations	15,621	8,991
Share-based compensation expenses	1,490	602
Non-GAAP income from operations	17,111	9,493

Net income:	15,119	8,392
Share-based compensation expenses	1,490	602
Non-GAAP net income	16,609	8,994